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                                                                Exhibit 2.(d)(6)

                                THE ALTMAN GROUP

                                THE ALTMAN GROUP, INC.     1275 VALLEY BROOK AVE
                                PROXY SOLICITATION         LYNDHURST, NJ 07071
                                INVESTOR RELATIONS         TEL: 201-460-1200
                                BANKRUPTCY SERVICES        FAX: 201-460-0050


August 7, 2003


Daiwa Securities Trust Co.
One Evertrust Plaza
Jersey City, NJ 07302
Attn: Mr. John J. O'Keefe,
      Vice President

                         RE: THE JAPAN EQUITY FUND, INC.

Dear John:

This will serve as the agreement between The Altman Group, Inc. ("The Altman Group") and The Japan Equity Fund, Inc. ("JEQ"), pursuant to which The Altman Group will serve JEQ as information agent for its rights offering, currently scheduled to expire in October 2003.


1.   SERVICES AND FEES

          a. As information agent, The Altman Group will perform services related to providing information to shareholders regarding the offering as well as providing intelligence reports to JEQ on bank, broker and arbitrageur activity throughout the offering.

          b.   These services include, but are not limited to:

               i) Contact with banks, brokers and intermediaries to determine the quantity of materials needed, distribute appropriate quantities of such materials.

               ii) Enclose and mail all necessary offering documents to shareholders to sell their interests if it is a transferable offering.

               iii) Set up a dedicated toll-free number to respond to inquiries, provide assistance to shareholders and monitor the response to the offer.

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               iv)  Enclose and mail the offering documents to interested shareholders and provide periodic reports to the client as to the results and the status of the rights offering.

     For an additional fee, if needed, The Altman Group if requested by the client will proactively contact registered shareholders and/or non objecting beneficial holders (NOBO's) to help promote a high level of participation in the offer.

2.   FEES

          a.   Base fee to act as information agent - $5,000.

          b.   Search notification to brokerage community - $175.

          c. Mailing of 10 day notice to brokerage community and registered holders - $1,100.

          d. Distribution of rights offering materials to the brokerage community - INCLUDED IN BASE FEE PLUS POSTAGE AND FedEx CHARGES. (We suggest using FedEx 2-day service for all out-of-town deliveries)

          e. Mailing of rights offering materials to the registered holders - $900.

          f. Estimated postage for both registered holder mailings - $1,000 (postage is requested upfront and excess funds will be applied to final invoice).

          g. Out-of-pocket expenses shall be reimbursed by JEQ, and will include such charges as postage, messengers and overnight couriers, other expenses incurred by The Altman Group in obtaining or converting depository participant, shareholder and/or NOBO listings; and reasonable and customary charges for data processing, supplies, in-house photocopying, telephone usage, and other similar activities. Estimated miscellaneous expenses - $3,000 (not including FedEx charges).

          h. In addition to the base fee, a $4.75 per telephone call fee will be charged for every inbound telephone call received with regards to the clients offer. Estimated cost based on shareholder profile
               - $5,000.

          i. The additional fee for contacting NOBOs and registered shareholders, if requested, will include a fee of $4.75 per shareholder contacted, $.55 directory assistance per holder, $300 set up fee and out of pocket expenses related to telephone line charges.

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3.   BILLING AND PAYMENT

          a. An invoice for the agreed base fee of $5,000 plus postage of $1,000 is attached, and The Altman Group requires that the signed contract and this retainer be received by our office prior to the distribution of the 10 day notice letter. Out-of-pocket expenses incurred will be invoiced to JEQ after the rights offering is completed.

          b. Banks, brokers and intermediaries will be directed to send their invoices directly to JEQ for payment. The Altman Group will, if requested, assist in reviewing and approving any or all of these invoices.

4.   RECORDS

     Copies of supplier invoices and other back-up material in support of The Altman Group's out-of-pocket expenses will be available for review at the offices of The Altman Group upon reasonable notice and during normal business hours

5.   CONFIDENTIALITY

     The Altman Group acknowledges its responsibility, both during and after the term of this agreement, to preserve the confidentiality of any proprietary or confidential information or data developed by The Altman Group on behalf of JEQ or disclosed by JEQ to The Altman Group.

6.   INDEMNIFICATION

     It is acknowledged that The Altman Group cannot undertake to verify facts supplied to it by JEQ ("the Client") or factual matters included in material prepared by JEQ and approved by JEQ. Accordingly, The Client agrees to indemnify and hold The Altman Group and all its employees harmless against any loss, damage, expense (including, without limitation, legal and other related fees and expenses), liability or claim arising out of The Altman Group's fulfillment of the agreement (except for any loss, damage, expense, liability or claim resulting out of The Altman Group's own gross negligence or misconduct). At its election, the Client may assume the defense of any such action. The Altman Group hereby agrees to advise the Client of any such liability or claim promptly after receipt of the notice thereof; provided however, that The Altman Group's right to indemnification hereunder shall not be limited by its failure to promptly advise the Client of any such liability or claim, except to the extent that the Client is prejudiced by such failure.

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7.   TERMINATION

     This agreement shall end upon the expiration date of the JEQ rights offering or any extensions thereof.

8.   GOVERNING LAW

     This agreement will be governed and construed in accordance with the laws of the State of New York.

If you are in agreement with the above, kindly sign a copy of this agreement in the space provided for that purpose below and return to us. Additionally, an invoice for the retainer is attached and The Altman Group requires that the retainer be received by us prior to the mailing of the 10 day notice.


                              Sincerely,

                              THE ALTMAN GROUP, INC.


                              /s/ Charlotte Brown
                              ----------------------------
                              Charlotte Brown,
                              Senior Managing Director


AGREED:
The Japan Equity Fund, Inc.


     John J. O'Keefe
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  Print Authorized Name

 /s/ John J. O'Keefe
------------------------------
   Authorized Signature

     V.P. & Treasurer
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         Title

        9/29/03
--------------------------
         Date

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